UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CHANNELL COMMERCIAL CORPORATION

(Name of Issuer)

Common Stock - $0.01 par value

(Title of Class of Securities)

159186105

(CUSIP Number)

David M. Smith
385 Barrack Hill Road, Ridgefield, CT 06877
(203)438-3763

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 159186105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). D. M. Smith Associates, Inc. Retirement Trust. - FEIN # 22-3791188 Trustees, David M. Smith and Julie A. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut, U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Retirement Trust

CUSIP No. 159186105                           SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). David M. Smith and Julie A. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 159186105                           SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). IRA Account of David M. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 159186105                           SCHEDULE 13_D

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, (the “Common Shares”), of Channell Commercial Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 26040 Ynez Road, Temecula, CA 92591.

Item 2.	Identity and Background.

The person filing this statement is David M. Smith., an individual, whose address is 385 Barrack Hill Road, Ridgefield, CT 06877.  The stock is owned by the D. M. Smith Associates, Inc. Retirement Trust (Trustees David M. Smith and Julie A. Smith), 200,000 Shares; and by the joint account of David M. Smith and Julie A. Smith, 300,000 shares; and by the IRA account of David M. Smith, 100,000 shares.  David M. Smith possesses sole power to vote and direct the disposition of all securities held by these 3 entities.
Neither Mr. Smith, nor Mrs. Smith, has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Mr. Smith, nor Mrs. Smith has ever been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it/she was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Smith and Mrs. Smith are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds used to purchase the Common Shares have come directly from the assets of the 3 entities listed in item 2, above.

Item 4.	Purpose of Transaction.

The Common Shares of the Company reported on this Schedule 13D were purchased for investment purposes. Mr. Smith intends to evaluate closely the performance of the Common Shares of the Company, including, without limitation, analyzing and assessing the Company’s business, assets, operations, financial condition, capital structure, management and prospects. Mr. Smith may, from time to time, evaluate various options in order to attempt to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Mr. Smith may take such actions as deemed appropriate, including, without limitation, (i) engaging in discussions with management and/or the Board of Directors, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company, all in accordance with applicable securities laws.

CUSIP No. 159186105                           SCHEDULE 13_D

Item 5.	Interest in Securities of the Issuer.

Based upon information set forth in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2008, there were 9,544,134 Common Shares of the Company issued and outstanding as of July 31, 2008.

As of March 1, 2009, Mr. Smith held, through the 3 entities listed in this filing, 600,000 Common Shares of the Company, or 6.29% of the Common Shares of the Company deemed issued and outstanding as of July 31, 2008.
The attached table details all of the transactions in Common Shares of the Company, by the entities referenced in item 2 (each of which were executed by Mr. Smith in ordinary brokerage transactions). These transactions occurred during the period November 2006 through January 2009.

Date	Type of Transaction	Number of Shares	Security Type	Share ($)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, no contracts, arrangement, understandings or similar relationships exist with respect to the securities of the Company between the persons referenced in Item 2 of this Schedule 13D and any person or entity.

Item 7.	Material to be Filed as Exhibits.

The table of transactions described in Item 5, above.

CUSIP No. 159186105                           SCHEDULE 13_D

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2009

By:	/s/ David M. Smith
David M. Smith

CUSIP No. 159186105                           SCHEDULE 13_D

Item 7.  Exhibit, Table of transactions, by entity, to complete the information provided in item 5.

D. M. Smith Associates, Inc. Retirement Trust, Trustees David M. and Julie A. Smith

Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)
9/4/08	PURCHASE	40000	Common Shares	.43
8/22/08	PURCHASE	20000	Common Shares	.45
8/1/08	PURCHASE	10000	Common Shares	.92
7/29/08	PURCHASE	10000	Common Shares	.95
7/1/08	PURCHASE	10000	Common Shares	.99
6/27/08	PURCHASE	10000	Common Shares	.99
6/3/08	PURCHASE	20000	Common Shares	1.11
5/15/08	PURCHASE	10000	Common Shares	1.21
1/18/08	PURCHASE	7000	Common Shares	1.214
1/2/08	PURCHASE	21000	Common Shares	1.452
11/20/07	PURCHASE	5000	Common Shares	2.00
11/19/07	PURCHASE	4000	Common Shares	2.198
11/16/07	PURCHASE	2000	Common Shares	2.31
11/15/07	PURCHASE	3000	Common Shares	2.267
11/13/07	PURCHASE	3000	Common Shares	2.537
11/12/07	PURCHASE	1000	Common Shares	2.75
11/6/07	PURCHASE	1000	Common Shares	2.74
11/5/07	PURCHASE	1583	Common Shares	2.75
12/21/06	PURCHASE	1000	Common Shares	2.81
12/18/06	PURCHASE	2000	Common Shares	2.865
11/3/06	PURCHASE	1000	Common Shares	2.49
10/17/06	PURCHASE	1	Common Shares	2.81
10/10/06	PURCHASE	850	Common Shares	2.779
10/03/06	PURCHASE	377	Common Shares	3.01
10/02/06	PURCHASE	2065	Common Shares	3.01
9/22/06	PURCHASE	500	Common Shares	3.01
9/18/06	PURCHASE	600	Common Shares	3.01
9/13/06	PURCHASE	24	Common Shares	3.01
6/26/06	PURCHASE	7000	Common Shares	3.31
12/20/05	PURCHASE	2434	Common Shares	4.47
11/21/05	PURCHASE	3566	Common Shares	4.86
Total PURCHASED/OWNED		200,000	Common Shares

CUSIP No. 159186105                           SCHEDULE 13_D

Item 7.  Exhibit, Table of transactions, by entity, to complete the information provided in item 5.

Personal/Joint Account, David M. Smith and Julie A. Smith

Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)
1/29/09	PURCHASE	100000	Common Shares	.14
9/4/08	PURCHASE	30000	Common Shares	.43
8/22/08	PURCHASE	20000	Common Shares	.45
8/1/08	PURCHASE	10000	Common Shares	.92
6/3/08	PURCHASE	20000	Common Shares	1.11
5/15/08	PURCHASE	13000	Common Shares	1.21
1/18/08	PURCHASE	2000	Common Shares	1.20
1/2/08	PURCHASE	11000	Common Shares	1.453
11/20/07	PURCHASE	5000	Common Shares	2.05
11/19/07	PURCHASE	16000	Common Shares	2.198
11/5/07	PURCHASE	1566	Common Shares	2.75
12/21/06	PURCHASE	1000	Common Shares	2.83
12/18/06	PURCHASE	1000	Common Shares	2.87
11/3/06	PURCHASE	1000	Common Shares	2.49
10/03/06	PURCHASE	379	Common Shares	3.01
10/02/06	PURCHASE	8225	Common Shares	3.01
9/21/06	PURCHASE	830	Common Shares	3.01
6/30/06	PURCHASE	10000	Common Shares	3.31
6/27/06	PURCHASE	10000	Common Shares	3.30
4/18/06	PURCHASE	22000	Common Shares	4.035
12/20/05	PURCHASE	7566	Common Shares	4.488
11/9/05	PURCHASE	2000	Common Shares	5.246
11/2/05	PURCHASE	3600	Common Shares	5.49
11/1/05	PURCHASE	3834	Common Shares	5.563
Total PURCHASED/OWNED		300,000	Common Shares

CUSIP No. 159186105                           SCHEDULE 13_D

Item 7.  Exhibit, Table of transactions, by entity, to complete the information provided in item 5.

IRA Account of David M. Smith

Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)
9/4/08	PURCHASE	30000	Common Shares	.43
8/22/08	PURCHASE	10000	Common Shares	.45
6/3/08	PURCHASE	10000	Common Shares	1.11
5/15/08	PURCHASE	10000	Common Shares	1.21
1/18/08	PURCHASE	8000	Common Shares	1.203
11/20/07	PURCHASE	2000	Common Shares	2.00
11/19/07	PURCHASE	4000	Common Shares	2.22
11/16/07	PURCHASE	2000	Common Shares	2.29
11/15/07	PURCHASE	5000	Common Shares	2.28
11/13/07	PURCHASE	3000	Common Shares	2.60
11/12/07	PURCHASE	1000	Common Shares	2.75
11/6/07	PURCHASE	2000	Common Shares	2.745
11/5/07	PURCHASE	1795	Common Shares	2.75
12/21/06	PURCHASE	1000	Common Shares	2.83
12/18/06	PURCHASE	1000	Common Shares	2.87
11/3/06	PURCHASE	1000	Common Shares	2.49
10/17/06	PURCHASE	199	Common Shares	2.81
10/10/06	PURCHASE	6	Common Shares	2.77
10/3/06	PURCHASE	3700	Common Shares	3.01
9/12/06	PURCHASE	300	Common Shares	3.01
3/20/06	PURCHASE	4000	Common Shares	4.14
Total PURCHASED/OWNED		100,000	Common Shares

Grand Total PURCHASED/OWNED		600,000	Common Shares